

CORRECTED
January 26, 2011

Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618

> **Re:** **OCTuS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**
> **File: 000-21092**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed on November 22, 2010**
> **File: 000-21092**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed on May 24, 2010**
> **File: 000-21092**

Dear Mr. Soderquist:

We have reviewed your response letter dated December 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that many of your responses indicate that you will file an amended Form 10-K or other periodic reports with revisions that address our comments. Please provide us with a draft 10-K/A and any other revised reports showing redline changes from the existing disclosure. Without reviewing your specific proposed revisions, we are unable

to resolve many of the prior comments, including comments 1, 4, 6, 14, 15, 17, and 19 of our letter dated November 5, 2010.

2.   We note your response to comment 25 of our letter dated November 5, 2010, and we reissue the comment in part. It appears that your revised disclosure should (1) describe the extent to which you have entered into contracts with the customers referenced in the press releases and other statements, (2) clarify the nature of the agreements and (3) contrast these with the relatively small amount of revenues you have recognized. If you retain the $20 million reference, it appears that you should disclose the basis of the statement as described in your response letter and provide appropriate disclosure regarding the indefinite nature of the "pipeline" projects, including the possibility that none of the items will result in revenue. Please revise or advise.

Business, page 2

3.   We note your response to comment two of our letter dated November 5, 2010, and we reissue it. Your revised draft disclosure should include a description of the "customary milestones conditions."

4.   We note your response to comment three of our letter dated November 5, 2010, and we reissue it in part. Your revised draft disclosure does not identify the exemption from registration that was claimed for each transaction, and you do not describe the facts relied upon to make such exemption available. Your revised draft disclosure should quantify the number of investors in each transaction where you do not already identify them.

Directors, Executive Officers, and Corporate Governance, page 31

5.   We note your response to comment 13 of our letter dated November 5, 2010. You state that "neither person has managerial responsibilities" nor "made significant contributions." Please reconcile your response with the press releases dated May 5, 2009 and July 9, 2009, available on your website. These press releases indicate that these employees joined your "management team," "will catalyze commercialization of OctusSEP and spring innovation within the company," and that Mr. Argo "will lead development of renewable energy and energy efficiency projects for commercial and public sector organizations."

Executive Compensation, page 33

6.   We note your response to comment 15 of our letter dated November 5, 2010, and we reissue it. Please revise to clearly indicate whether the amounts of compensation owed to your executive officers pursuant to their employment agreements as of December 31, 2009 are irrevocably waived.

7.   We note your response to comment 16 of our letter dated November 5, 2010, and we
        reissue it in part. Please confirm and, if true, revise to provide disclosure in a footnote
        that your Summary Compensation Table's stock awards balances were valued in
        aggregate at the grant date in accordance with FASB ASC Topic 718. See Item
        402(n)(2)(v) of Regulation S-K. Also, please revise to clarify where appropriate what
        services were rendered for the stock awards and identify the intellectual property
        contributed by your named executive officers.

Certain Related Parties and Related Transactions, page 36

8.   We refer you to your response to comment 17 of our letter dated November 5, 2010.
        With a view to revised disclosure, advise us if Messrs. Soderquist and Ecker will
        determine whether they have met the four milestones to void the repurchase of the
        30,000,000 restricted shares of common stock issued to them in February 2009. We may
        have further comment.

9.   We note your response to comment 18 of our letter dated November 5, 2010, and we
        reissue it. It appears that the agreements trigger disclosure as they involve amounts that
        exceed the lesser of $120,000 or one percent of the average of your total assets at year
        end for the last two completed fiscal years. See Item 404(d)(1) of Regulation S-K. Also,
        portions of your convertible notes payable balance relate to a note held by Grupo
        Dynastia, which upon conversion would appear to have made that entity a principal
        shareholder prior its sale of the note to various investors. Accordingly, please revise to
        provide the disclosures required under Item 404 of Regulation S-K for the transactions
        that underlie your "Accrued payable-related parties" balance of $4,993, the "Accrued
        Liabilities-related parties" balance of $63,986, and the portion of the convertible notes
        payable that relate to Grupo Dynastia or any other related parties as defined by Item
        404(a) of Regulation S-K. Further, please revise to disclose the largest aggregate amount
        of all indebtedness outstanding under the Grupo Dynastia note at any time since the
        beginning of your last fiscal year and all amounts of interest payable on it during the last
        fiscal year. See Instruction 3(b) to Item 404(a) of Regulation S-K.

Additional Financial Statements

10.   In your response dated December 21, 2010, you stated that a Form 8-K containing
        financial statements of Quantum will be filed in the near future. Please be more specific
        with respect to the filing date for this Form 8-K.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis, page 18

11.   We note your response to comment 23 of our letter dated November 5, 2010, and we reissue it. Please provide us with a more detailed analysis of why your EcoNexus LLC licensing agreement is not a material agreement. It appears regardless of whether you intend to develop and commercialize the EcoNexus technology, this licensing agreement was significant in that it resulted in the Company meeting one of the four milestones necessary for the restricted shares of your executives to vest. Otherwise, please confirm that you will file this agreement with your next periodic report, pursuant to Item 601 of Regulation S-K.

Form 10-Q for the period ended September 30, 2010

Financial Statements

12.   Since you acquired Quantum during the nine months ended September 30, 2010, you must present financial statements for that period in a bifurcated fashion instead of combining the predecessor and successor data. Note that GAAP does not permit the combination of historical financial statements that are presented on differing bases. Accordingly revise the statement of operations for the nine months ended September 30, 2010 to present separately the predecessor period (January 1 – June 10) and the successor period (June 11-September 30). Note also that future presentations of 2010 financial statements must present financial information of the predecessor period as a separate item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

13.   Revise to present a comparative discussion of historical results of operations for the 2010 and 2009 periods. The 2009 period included in the discussion should be that of the predecessor. The staff will not object to the presentation of a separate supplemental discussion comparing historical information for the predecessor for 2009 and pro forma information for 2010 as if the acquisition occurred on January 1, 2010. Please be sure to discuss the different bases for the 2009 historical and 2010 pro forma information.

14.   We note your response to comment five of our letter dated November 5, 2010. Please revise your quarterly report to address your liquidity positions, sources of cash, and how you plan to meet your ongoing expenses in the next 12 months.

15.   We reissue comment 26 of our letter dated November 5, 2010. Please revise your quarterly reports to address any concerns noted above for your annual reports that may be relevant for these time periods and require disclosure under Form 10-Q.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director